September 23, 2024

Wayne Prejean
Chief Executive Officer
Drilling Tools International Corp.
3701 Briarpark Drive, Suite 150
Houston, TX 77042

        Re: Drilling Tools International Corp.
            Registration Statement on Form S-3
            Filed September 13, 2024
            File No. 333-282122
Dear Wayne Prejean:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Michael J. Blankenship